SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 December, 2008
LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 12th December, 2008 re: Lloyds TSB Group Plc - Announcement

114/08    12 December 2008

LLOYDS TSB COMMENTS ON THE FINANCIAL IMPLICATIONS OF RECENT  CHANGES
TO ITS PERSONAL LOAN PAYMENT PROTECTION INSURANCE, THE  FINANCIAL SERVICES
COMPENSATION SCHEME REQUIREMENTS AND TODAY'S TRADING UPDATE FROM HBOS

Lloyds TSB has today announced that it will be launching a monthly premium, payment protection insurance (PPI) product for personal loan customers in January 2009 to replace its existing single premium policy.  The transition to this new product is expected to reduce Lloyds TSB's income by around £300 million over the next twelve months, largely as a result of a change in the timing of income recognition.  The financial impact of this timing of income recognition in future years remains uncertain but the Group currently expects ongoing monthly product revenues to materially offset the reduction in annual income generation over a three year period.

In addition, the recent arrangements put in place to protect the depositors of Bradford & Bingley and other failed deposit-taking institutions involving the Financial Services Compensation Scheme ('FSCS') will result in a significant increase in the levies made by the FSCS on the industry.  Lloyds TSB anticipates making a provision of approximately £120 million in its 2008 accounts in respect of its current obligation for the estimated interest cost on the FSCS borrowings.  Going forward further provisions in respect of these costs are likely to be necessary until the borrowings are repaid.  The ultimate cost to the industry, which will also include the cost of any compensation payments made by the FSCS and if necessary the cost of meeting any shortfall after recoveries on the borrowings entered into by the FSCS, remains uncertain although it may be significant.

The Group has also written off the total value of its investment in Bradford & Bingley, acquired as part of the sub-underwriting of the Bradford & Bingley rights issue earlier in the year, amounting to approximately £30 million.

HBOS Trading Update
HBOS has today issued a trading update in anticipation of the launch of its proposed placing and open offer and in advance of the HBOS meetings being held today at the NEC Birmingham, to approve its placing and open offer and acquisition of HBOS plc by Lloyds TSB.

The trading update from HBOS is broadly consistent with the impairment analysis conducted by Lloyds TSB as part of its review process in October 2008. Whilst the fair value adjustments can only be finalised after the completion of the acquisition and in accordance with market conditions at that time, the additional impairment losses being incurred by HBOS are not currently expected to have a significant impact upon the size of the net negative capital adjustments the Group is likely to make upon acquisition.

For further information:-

Investor Relations
Michael Oliver                                                 +44 (0) 20 7356 2167
Director of Investor Relations
E-mail:  michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                           +44 (0) 20 7356 1571
Senior Manager, Investor Relations
 E-mail: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Amy Mankelow                                                +44 (0) 20 7356 1497
Senior Manager, Media Relations
E-mail:  amy.mankelow@lloydstsb.co.uk

                                                                                                                                            FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

                                                                                                                                                                                                 Dealing Disclosures

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, ''interested'' (directly or indirectly) in one per cent. or more of any class of ''relevant securities'' of Lloyds TSB or HBOS, all ''dealings'' in any ''relevant securities'' of that company (including by means of an option in respect of, or a derivative referenced to, any such ''relevant securities'') must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the Effective Date, or on which the ''offer period'' for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ''interest'' in ''relevant securities'' of Lloyds TSB or HBOS, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all ''dealings'' in ''relevant securities'' of Lloyds TSB or HBOS by Lloyds TSB or HBOS, or by any of their respective ''associates'', must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ''relevant securities'' ''dealings'' should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

''Interests in securities'' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ''interest'' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a ''dealing'' under Rule 8, you should consult the Panel.

                                                                                                                                        OTHER INFORMATION

The securities being offered in the placing and open offer referenced herein have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of the Securities Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                             LLOYDS TSB GROUP plc
                                                                                                             (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  12th December, 2008